April 22, 2025

Brian Hahn
Principal Executive and Financial Officer
GlycoMimetics, Inc.
P.O. Box 65
Monrovia, MD 21770

       Re: GlycoMimetics, Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed April 4, 2025
           File No. 333-285035
Dear Brian Hahn:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 17, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-4
Cover Page

1. We note your revisions in response to prior comment 1. Please tell us how your disclosure in the third paragraph on the second page of your cover page regarding the number of securities you are offering ties to the fee table (where it appears you are registering the offering of fewer shares of common stock than disclosed) or revise your disclosure or fee table as appropriate.
Questions and Answers about the Merger
What are the U.S. federal income tax considerations of the Cayman..., page xi

2. We note your statement that you intend that the Cayman Redomestication qualify as a
       "reorganization" within the meaning of Section 368(a) of the Code and that, assuming
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Page 2

       it so qualifies, a U.S. Holder of Combined Company stock will not recognize gain or loss upon the Cayman Redomestication. Please file an appropriate tax opinion regarding this intended tax treatment as an exhibit to the registration statement. Refer to Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19
       (CF), available on our website.
Prospectus Summary
The Companies
Crescent, page 1

3. We note your disclosure that Crescent intends to submit an Investigational New Drug application to the FDA for CR-001 in the fourth quarter of 2025. We also note from the disclosure on page 280 that it appears that Crescent intends the Phase 1 trial to be open to "solid tumor all-comers." Please specify here, and in other locations where appropriate, what indication(s) Crescent anticipates its IND will specify. In this regard, we note your disclosure that ivonescimab demonstrated significantly improved progression-free survival compared to pembrolizumab in the HARMONi-2 trial where the indication was for the treatment of na ve advanced and metastatic NSCLC. If
       Crescent's anticipated Phase 1 trial will study a broader indication than the
       HARMONi-2 trial, please clarify in an appropriate location any risks from pursuing a broader indication.
4. Please continue revising your disclosure in response to prior comment 8 to further clarify the current state of Crescent's business. Specifically, please clarify what you mean on pages 2, 273 and 322 when you state that Crescent is "advancing" its expected second and third programs, CR-002 AND CR-003. In this regard, we note your disclosure that Crescent has not exercised the option for CR-002 and has not entered into an option agreement for CR-003.
5. We note your response to prior comment 9. If true, please further revise your disclosure to clarify that Crescent's intent to seek regulatory approvals for CR-001 to treat multiple solid tumor indications is subject to successful completion of clinical trials, which have not yet commenced, and that it will be several years before Crescent will be able to commercialize CR-001, assuming it is able to successfully complete clinical trials and obtain the requisite regulatory approvals.
6. We note your response to prior comment 10, and we reissue the comment in part.
       Briefly describe the influence, if any, that Fairmount and Paragon may have over any decision by Crescent to exercise the options and in negotiating the terms of the respective licensing agreements. In this regard, in addition to the relationship between
       Crescent, Paragon, Fairmount and Parascent, we note the affiliation of two of your directors with Fairmount and the rights of preferred stockholders to elect directors with superior voting rights.
Risk Factors
Risks Related to the Combined Company, page 95

7. To the extent appropriate, please revise your risk factors in this section to distinguish between risks related to the Combined Company before and after the Cayman
       Redomestication. For example only, we note some of these risk factors address
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Page 3

       provisions of Delaware law and the Combined Company's certificate of incorporation and bylaws under Delaware law without acknowledging that such law and documents will no longer govern the Combined Company following the Cayman Redomestication.
The Merger
Crescent Restricted Stock Units, page 144

8. We note your disclosure that each restricted stock unit representing the right to receive shares of Crescent common stock will be converted into restricted stock units representing the right to receive shares of GlycoMimetics common stock. Please revise your disclosures on the prospectus cover page, in the "Explanatory Note" and elsewhere (e.g., on pages iii, iv and vi) as appropriate to reflect this exchange or otherwise advise.
GlycoMimetics Directors, Officers and Corporate Governance, page 174

9. Please clarify in this section that Brian Hahn ceased employment with you in
       February 2025 and now serves as your Principal Executive and Financial Officer in his capacity as a consultant. In this regard, we note your disclosure on page 184 regarding these arrangements.
GlycoMimetics Executive Compensation
Executive Officer Separation and Consulting Agreements, page 184

10. We note your disclosure regarding separation and consulting agreements you entered into with each of Harout Semerjian and Brian Hahn. Please file these agreements as exhibits to the registration statement. Refer to Item 601(b)(10)(iii)(A) of Regulation
       S-K.
Crescent Executive Compensation, page 192

11. Please identify Jonathan Violin as one of Crescent's named executive officers for the
       2024 fiscal year and revise your officer and director compensation disclosures accordingly. Refer to Item 402(m)(2)(i) of Regulation S-K, which specifies that all individuals serving as the principal executive officer during the last completed year are named executive officers.
Crescent's Business, page 272

12. Please continue revising your disclosure in this section in response to prior comment
       21 to remove statements that may imply that a product candidate is safe or effective as such determinations are solely within the authority of the FDA and corresponding regulatory authorities. For example only, we note your statement on page 277 that
       "[t]he design of ivonescimab drives its effectiveness" as well as your reference to
       "increased effectiveness" on the same page.
13. Refer to the WuXi Biologics MSA and Charles River MSA agreements described on pages 285-287. For each of these agreements, please revise to disclose the amounts and dates of any consideration or fees exchanged related to these agreements, and disclose the extent to which any work orders have commenced pursuant to these agreements.
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The design of CR-001, page 278

14. We note your revised disclosure in response to prior comment 26 that, pursuant to the
       Paragon Option Agreements, Crescent holds options to acquire the intellectual property rights to the composition of matter claims filed by Paragon for the CR-001 sequence. If true, please revise your disclosure to clarify that Crescent has exercised its option for these intellectual property rights and expects to enter into a license agreement with Paragon for the same prior to effectiveness of the registration statement. Alternatively, clarify whether such intellectual property is subject to options other than the option already exercised by Crescent.
In vitro activity, page 278

15. We note your response to prior comment 27. Please further revise your disclosure to provide the p-value for the data presented in the second graph in this section or otherwise advise.
Clinical potential for CR-001, page 279

16. We note your response to prior comment 28. Specifically, we note that you now refer to the potential for CR-001 to receive "first-in-class" approval in select indications.
       Given Crescent's early stage of development and the length of the drug development process, such characterization appears to be premature. Accordingly, please remove the statement or otherwise advise.
Planned clinical development of CR-001, page 279

17. We note your response to prior comment 29. Please further revise your disclosure to disclose the "other jurisdictions" where Crescent intends to conduct its proposed
       Phase 1 clinical trial for CR-001.
Management Following the Merger, page 342

18. Although we note your revisions in response to prior comment 35, given that each
       Preferred Director shall be entitled to three votes on each matter presented to the board of directors, please disclose whether those provisions will effectively give the
       Preferred Directors control over decisions to be made by the board following the merger and include risk factor disclosure as appropriate. In this regard, we note that it appears from your current disclosure that each of the four non-Preferred Directors will have one vote and that each of the two Preferred Directors will have three votes, such that of the total of 10 votes, the Preferred Directors would have 6 votes and may have effective control over decisions to be made by the board following the merger.
Executive Officers and Directors
Director Independence, page 346

19. We note your disclosure that you expect that the Combined Company's board of directors will determine that Peter Harwin is an independent director under Nasdaq listing rules. We further note your disclosure on page 344 that Peter Harwin co-
       founded and is a Managing Member at Fairmount. With a view toward disclosure, please tell us whether, and if so, how, you expect this relationship to impact the
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       independence determination with respect to Peter Harwin, particularly considering
       Nasdaq Listing Rule 5605(a)(2)(D). In this regard, we note the related party disclosures regarding both Fairmount and Paragon. If Mr. Harwin would not be considered an independent director, given that each Preferred Director, including Mr.
       Harwin, will be entitled to three votes on each matter presented to the board of directors, please tell us whether the Combined Company would have a majority independent board.
General

20. It appears that you intend to change the jurisdiction of incorporation of the Combined
       Company from Delaware to the Cayman Islands after effectiveness. Please tell us whether the Cayman Islands entity intends to file a post-effective amendment to the
       Form S-4 expressly adopting it as its own registration statement for all purposes under the Securities Act and the Securities Exchange Act. Refer to Securities Act Rule 414.
       Please contact Jenn Do at 202-551-3743 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Kostian Ciko, Esq.